Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

19 June 2013

CVAC™ CAN-003 TRIAL SELECTED FOR ORAL PRESENTATION AT THE EUROPEAN CANCER CONGRESS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today announced that the abstract entitled “Clinical study of autologous dendritic cell therapy targeting mucin 1 for treatment of ovarian cancer patients in first remission” has been selected by the European Cancer Congress Scientific Committee for oral presentation at its 2013 annual meeting in Amsterdam. Clinical and immunological data from the CAN-003 study will be presented.

The lead author, Dr. Jeffrey Goh will deliver the oral presentation during the Gynecological Cancer session that starts at 9:00am, Central European Time, on October 1st, 2013. The exact time and location of Dr. Goh’s presentation will be made available closer to the conference date.

Dr. Goh, the CAN-003 study team, Dr. Sharron Gargosky, and Dr. Heidi Gray are the authors of the abstract. CAN-003 is a 63-patient phase 2 study evaluating the effect of CVac on progression free and overall survival, as well as safety and immune responses, in patients in remission after first line treatment for epithelial ovarian cancer. Interim data from the CAN-003 trial, presented in October and November 2012, demonstrated positive trends in progression free survival and immune responses.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for additional cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de